Exhibit (a)(38)

[Insert name and address of Optionee]

August 11, 2011

Re:    Cashout of your Options in the acquisition of Radiant Systems, Inc. by NCR

Dear [                        ]:

You are receiving this letter because you have been granted stock options (the “Options”) under either the Amended and Restated 2005 Long-Term Incentive Plan (the “2005 Plan”), the Amended and Restated 1995 Stock Option Plan (the “1995 Plan”) or the Non-Management Directors Stock Option Plan (the “Directors Plan,” and collectively with the 2005 Plan and the 1995 Plan, the “Radiant Plans”) of Radiant Systems, Inc. (“Radiant”).

As you know, Radiant has entered into a an Agreement and Plan of Merger dated July 11, 2011 (the “Merger Agreement”) with NCR Corporation (“NCR”) and its wholly owned subsidiary, Ranger Acquisition Corporation (“Ranger”), pursuant to which you will receive the cash payment described below in exchange for the cancellation of all your Options. Radiant and NCR are requesting that you acknowledge the cash-out and cancellation of your Options pursuant to the Merger Agreement as of the closing date of the tender offer currently being conducted by Ranger for shares of Radiant’s Common Stock (the “Offer Closing Date”).

You hereby agree and acknowledge that Options outstanding that have not been exercised immediately prior to the Offer Closing Date shall be cancelled (meaning cashed out) at the Offer Closing Date in exchange for a cash payment equal to (1) the excess, if any, of $28.00 over the exercise price of such Options multiplied by (2) the number of underlying shares (such amount, the “Option Consideration”). The Option Consideration shall be payable to you at or as soon as practicable following the Offer Closing Date, subject to any applicable tax withholding.

You further agree and acknowledge that as of the Offer Closing Date and the payment of the Option Consideration described above, you will have no further rights with respect to the Options or the underlying award agreement or shares of Common Stock.

Your Options are set forth on Exhibit A, and you hereby agree and acknowledge that you do not own any options other than those set forth on Exhibit A. You hereby represent and warrant that you have full power and authority to surrender the Options hereunder and that the Options are free and clear of all security interests, liens, restrictions, encumbrances or other similar obligations and that they will not be subject to any adverse claims.

Radiant is not making any representation to you hereby with respect to the tax consequences contemplated by the grant, vesting, exercise, cancellation or cash-out of the Options, this letter or the receipt of the Option Consideration, and you should not rely on Radiant for an assessment of any such tax consequences. You hereby knowingly and voluntarily release Radiant, NCR, Ranger and their affiliates, officers, directors, employees, agents and representatives from any and all claims, actions, causes of action or other liability arising out of or in any way related to the cash-out and cancellation of your Options.

Please do not hesitate to contact Elizabeth Peterson or Tiffany Podhorez with any questions regarding this letter. Please return the accepted and acknowledged letter to Tiffany by August 19, 2011.

Sincerely,
Keith Hicks
EVP – Human Resources

Accepted, agreed and acknowledged:

OPTIONEE

Printed Name:

This email is neither an offer to purchase nor a solicitation of an offer to sell securities. The tender offer is being made pursuant to a Tender Offer Statement on Schedule TO, containing an offer to purchase, a form of letter of transmittal and related tender offer documents, filed by NCR Corporation with the Securities and Exchange Commission (the “SEC”) on July 25, 2011. The Company filed a Solicitation/Recommendation Statement on Schedule 14D-9 relating to the tender offer with the SEC on July 25, 2011. These documents, as amended from time to time, contain important information about the tender offer and shareholders of the Company are urged to read them carefully before any decision is made with respect to the tender offer. The tender offer materials are available at no charge on the SEC’s website at www.sec.gov. A copy of the tender offer materials are available free of charge to all stockholders of the Company at www.radiantsystems.com or by contacting Radiant Systems, Inc. at 3925 Brookside Parkway, Alpharetta, GA 30022, Attn: Investor Relations Director, (770) 576-6000.

EXHIBIT A

Options

[Option Agreement dated                           , 20            with              Shares of Common Stock currently outstanding]